CUSIP No. 00163U106

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

AMAG Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00163U106

(CUSIP Number)

Paul S. Scrivano, Esq.
O’Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, New York 10036
(212) 326-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [ X ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 00163U106

1.	Names of Reporting Persons

Palo Alto Investors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,957,039
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,957,039

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,957,039

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	9.27%

14.	Type of Reporting Person (See Instructions)	CO, HC

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CUSIP No. 00163U106

1.	Names of Reporting Persons

Palo Alto Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,957,039
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,957,039

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,957,039

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	9.27%

14.	Type of Reporting Person (See Instructions)	IA, OO

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CUSIP No. 00163U106

1.	Names of Reporting Persons

William Leland Edwards

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,700
8. Shared Voting Power 1,957,039
9. Sole Dispositive Power 4,700
10. Shared Dispositive Power 1,957,039

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,961,739

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	9.29%

14.	Type of Reporting Person (See Instructions)	IN, HC

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CUSIP No. 00163U106

1.	Names of Reporting Persons

Anthony Joonkyoo Yun, MD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,957,039
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,957,039

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,957,039

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

13.	Percent of Class Represented by Amount in Row (11)	9.27%

14.	Type of Reporting Person (See Instructions)	IN, HC

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CUSIP No. 00163U106

Item 1.  Security and Issuer

This statement relates to the Common Stock, par value $0.01 per share (the “Stock”), of AMAG Pharmaceuticals, Inc. (the “Issuer”).  The principal executive office of the Issuer is located at 100 Hayden Avenue, Lexington, MA  02421.

Item 2.  Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	William Leland Edwards, Palo Alto Investors, LLC (“PAI LLC”), Palo Alto Investors, Inc. (“PAI Corp”), and Anthony Joonkyoo Yun, MD (collectively, the “Filers”).

(b)	The business address of the Filers is:

470 University Avenue, Palo Alto, CA 94301

(c)	Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

PAI LLC is an investment adviser registered with the Securities and Exchange Commission and is the general partner and investment adviser of investment limited partnerships, and is the investment adviser to other investment funds.  The sole manager of PAI LLC is PAI Corp.  Mr. Edwards is the controlling shareholder of PAI Corp and the controlling owner of PAI LLC.  Dr. Yun is the president of PAI Corp and PAI LLC.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Edwards and Dr. Yun are United States citizens.

Item 3.                      Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
PAI LLC	Funds Under Management	$65,401,922

Item 4.                      Purpose of Transaction

The Filers acquired the Stock for investment purposes and had previously reported their ownership of the Stock of the Issuer on Schedule 13G.  The Filers have determined to convert the reporting of their ownership of the Stock of the Issuer to a filing on Schedule 13D in order to obtain flexibility to express their views and to take actions with respect to the Issuer, its business, the Stock and the directors and officers of the Issuer.  On November 22, 2010, PAI LLC issued a press release (the “Press Release”), which stated that PAI LLC was calling on the board of directors of the Issuer to, among other things, use excess cash to repurchase outstanding shares and to otherwise increase stockholder value, and which included the text of a letter that PAI LLC sent to the Issuer, dated as of November 22, 2010 (the “Letter”) that describes the potential for several proactive measures concerning the Issuer, including without limitation using excess cash to effect a stock repurchase, and the Filers intend to engage in discussions with the Issuer concerning the foregoing.  A copy of the Press Release (including the Letter) is attached as Exhibit B hereto.  References to and the descriptions of the Press Release and the Letter as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Press Release and the Letter which are included as Exhibit B to this Statement, and which are incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.  Depending on various factors, the Filers could determine to take one or more, or to support one or more, of the actions described in the next paragraph, including without limitation one or more of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

In pursuing their investment purposes, the Filers may from time to time further purchase, hold, vote, trade, dispose of, engage in option, swap or other derivative securities transactions with respect to or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in the Stock’s market price, changes in the Issuer’s operations, business strategy or prospects, or from the sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, the Filers’ liquidity requirements and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with the Issuer’s management, Board of Directors, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may affect materially, and result in, the Filers’ modifying their ownership of the Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing or taking one or more of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Except as described herein, the Filers have no present plan or proposal that would include any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Filers may reconsider and change their plans or proposals relating to the Stock at any time.

Item 5.                      Interest in Securities of the Issuer

(a), (b), (d) Each Filer’s beneficial ownership of the Stock on the date of this report is reflected on that Filer’s cover page.  PAI LLC is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients.  Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.  No individual client holds more than 5% of the outstanding Stock.  Mr. Edwards is the controlling shareholder of PAI Corp, which is the sole manager of PAI LLC, and is the controlling owner of PAI LLC.  Dr. Yun is the president of PAI Corp and PAI LLC.  The Filers are filing this Schedule 13D jointly, but not as members of a group, and each of them expressly disclaims membership in a group.  Each Filer disclaims beneficial ownership of the Stock except to the extent of that Filer’s pecuniary interest therein.

(c)           Listed below are all the transactions in the Stock by the Filers during the last 60 days.  The purchases and sales were effected in open market transactions, and the price per share includes commissions paid.   There were no other transactions in the Stock by the Filers during such period.

Person Effecting Transaction	Date	Purchase or Sale	Quantity	Price per Share
PAI LLC	9/24/2010	purchase	227,800	$ 17.57
PAI LLC	9/27/2010	purchase	39,900	$ 19.29
PAI LLC	9/28/2010	purchase	5,300	$ 18.67
PAI LLC	10/4/2010	sale	25,000	$ 19.33
PAI LLC	10/5/2010	sale	1,600	$ 19.33
PAI LLC	10/6/2010	sale	9,434	$ 19.31
PAI LLC	10/7/2010	sale	18,866	$ 18.78
PAI LLC	10/11/2010	purchase	14,400	$ 19.31
PAI LLC	10/12/2010	purchase	29,900	$ 19.59
PAI LLC	10/13/2010	purchase	4,600	$ 19.98
PAI LLC	10/21/2010	purchase	16,100	$ 19.90
PAI LLC	10/22/2010	purchase	15,000	$ 19.87
PAI LLC	11/1/2010	purchase	68,500	$ 15.83
PAI LLC	11/2/2010	purchase	91,500	$ 16.06
PAI LLC	11/3/2010	purchase	19,605	$ 16.31
PAI LLC	11/4/2010	purchase	1,985	$ 16.93

Item 6.                      Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

PAI LLC is the general partner of investment partnerships, pursuant to agreements of limited partnership that grant to PAI LLC the authority, among other things, to invest the funds of such investment partnerships in the Stock, to vote and dispose of the Stock and to file this statement on behalf of such investment partnerships.  Pursuant to such agreements, PAI LLC is entitled to allocations based on assets under management and realized and unrealized gains.

The information set forth in Item 4 above concerning the Press Release and the Letter is incorporated into this Item 6 by reference.

Item 7.                      Material to Be Filed as Exhibits

Exhibit A	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

Exhibit B	Press Release, dated as of November 22, 2010, which includes the Letter, dated as of November 22, 2010, from PAI LLC to the Issuer

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CUSIP No. 00163U106

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:              November 22, 2010

PALO ALTO INVESTORS, INC. By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: /s/ Mark Shamia Mark Shamia, Chief Operating Officer
/s/ Anthony Joonkyoo Yun Anthony Joonkyoo Yun, MD	/s/ William Leland Edwards William Leland Edwards

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CUSIP No. 00163U106

EXHIBIT A
AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of any issuer until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.  For that purpose, the undersigned hereby constitute and appoint Palo Alto Investors, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated:              November 22, 2010

PALO ALTO INVESTORS, INC. By: /S/ Mark Shamia, Chief Operating Officer	PALO ALTO INVESTORS, LLC By: /S/ Mark Shamia, Chief Operating Officer
/S/ Anthony Joonkyoo Yun, MD	/S/ William Leland Edwards

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CUSIP No. 00163U106

EXHIBIT B
PRESS RELEASE (INCLUDING THE LETTER)

[Letterhead of Palo Alto Investors]

FOR IMMEDIATE RELEASE

Palo Alto Investors Calls on Board of AMAG Pharmaceuticals
to Use Excess Cash to Repurchase Stock and
Increase Stockholder Value

Palo Alto Investors Believes Repurchase is in Best Interest of Stockholders

Palo Alto, Calif. (November 22, 2010) – Palo Alto Investors, LLC (“Palo Alto Investors”), the owner, together with its affiliates, of 9.3% of the outstanding shares of common stock of AMAG Pharmaceuticals, Inc. (NASDAQ: AMAG)(“AMAG” or the “Company”) announced today that it had delivered a letter to AMAG’s board of directors expressing its concern with AMAG’s recent stock performance, and urging the Company to use its excess cash to repurchase stock and otherwise increase stockholder value.

The text of the letter from Palo Alto Investors to the board of directors of AMAG follows:

November 22, 2010

Board of Directors

AMAG Pharmaceuticals, Inc.

100 Hayden Avenue

Lexington, MA  02421

Members of the Board:

As you know, Palo Alto Investors, LLC (“Palo Alto Investors”), together with its affiliates, is one of the largest stockholders of AMAG Pharmaceuticals, Inc. ("AMAG" or the "Company"), holding an ownership stake of approximately 9.3% of the Company’s outstanding common stock.

We are writing to express our concern with the poor performance of Company’s stock, particularly in light of the recent FDA approval of its drug Feraheme® and the Company’s overall long-term prospects.  Despite this promise, AMAG's stock price has fallen more than 60% year-to-date and presently trades near its cash value (including cash equivalents and short-term investments) of $273 million (as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2010).

Palo Alto Investors believes that the Company is extremely undervalued, that Feraheme® is the most effective way to administer IV iron, and that AMAG has the potential to grow revenues substantially from current levels.  We further believe that AMAG will have abundant excess cash upon reaching profitability, and that it can maximize stockholder value by using this excess cash to repurchase its common stock at these severely depressed levels.

Palo Alto Investors endeavours to be a long-term partner, and we would like to work collaboratively with AMAG to maximize stockholder value.  While increasing stockholder value and acting in the best interests of stockholders is always the principal duty of all members of the board of directors, it is particularly important in the current fiscal environment.

Palo Alto Investors is available to discuss these matters in greater detail with the management and board of directors of AMAG.  We await your response.

Sincerely,

Palo Alto Investors, LLC

By:  /s/ Will Edwards

      Name:  Will Edwards, Chairman and Chief Investment Officer

       * * * * *

About Palo Alto Investors

Since its inception in 1989, Palo Alto Investors, LLC (“Palo Alto”) has focused exclusively on overlooked, misunderstood and undervalued segments of the equity markets. Palo Alto is committed to providing world class money management services to high net worth and institutional investors. Located in Palo Alto, Calif., Palo Alto employs 16 professionals and manages approximately $1 billion in assets. The firm is independently owned with significant Partner ownership interest.

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